Filed pursuant to Rule 253(g)(2)

File No. 024-12677

SUPPLEMENT DATED NOVEMBER 13, 2026

TO OFFERING CIRCULAR DATED DECEMBER 19, 2026

WAHED REAL ESTATE FUND I LLC

45 5th Ave., Suite: 05-106, 5th floor

New York, New York 10016

www.wahed.com/real-estate

This document supplements, and should be read in conjunction with, the offering circular dated December 19, 2025, of Wahed Real Estate Fund I LLC (the “Company”), as supplemented (the “Offering Circular”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The offering circular dated February 25, 2026, is available HERE and the supplements dated April 29, 2026, July 30, 2026, September 8, 2026 and September 28, 2026, are available HERE, HERE, HERE and HERE.

The purpose of this supplement is to disclose

●	An asset acquisition and

●	Declaration of dividend.

Asset Acquisition

On October 30, 2026, Wahed Real Estate Fund I, LLC (the “Company”) purchased a property located in Bessemer, Alabama, from Corinth Construction, LLC (“Corinth”), for a purchase price of $293,000, which included approximately $3,166 in closing costs and adjustments. The Company paid $293,000 from net proceeds received in its offering pursuant to Regulation A.

2249 Headrick Road, Bessemer, AL 35022

The Company acquired 2249 Headrick Road, Bessemer, Alabama, on October 30, 2026, for a purchase price of $293,000, with approximately $3,166 in closing costs. The property is a newly constructed single-family residential home built in 2026, comprising 2,238 square feet of living space, configured with 4 bedrooms and 2.5 bathrooms.

The property is currently vacant, and the Company’s property manager is actively seeking a tenant. The Company is using the services of Atlas Rental Property, LLC, a property management company affiliated with Corinth, which has agreed to waive property management fees for the first year and charge a management fee of 3% for the second and third years. Spartan Invest, another affiliate of Corinth, has also agreed to cover the initial leasing fee.

Declaration of Dividend

On November 13, 2026, the Company announced to shareholders that it will be paying dividends per common share in the amount of $0.112, of which $0.0498, or 45%, is a return of capital. Each dividend is payable to shareholders of record on November 6, 2026 for any shares purchased on or prior to September 30, 2026, and is expected to be paid by November 18, 2026. Settlement of the funds may take up to five (5) business days following the payment date.